UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jianfa Lai
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 66,402,842 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 66,402,842 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,402,842 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Ljf Holding Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 66,402,842 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 66,402,842 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,402,842 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).                  Name of Issuer:

ZTO Express (Cayman) Inc.

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Item 2(a).                  Name of Person Filing:

Jianfa Lai

Zto Ljf Holding Limited

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

Jianfa Lai
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Zto Ljf Holding Limited
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town
Tortola, British Virgin Islands

Item 2(c).                   Citizenship:

Jianfa Lai — People’s Republic of China

Zto Ljf Holding Limited — British Virgin Islands

Item 2(d).                  Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e).                   CUSIP No.:

G9897K 105

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership:

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jianfa Lai	66,402,842	(2)	8.5%	0	66,402,842	(2)	0	66,402,842	(2)
Zto Ljf Holding Limited	66,402,842	(3)	8.5%	0	66,402,842	(3)	0	66,402,842	(3)

(1)         The percentage of the class of securities beneficially owned by each reporting person is based on 781,947,464 outstanding ordinary shares as a single class, being the sum of 575,847,464 Class A Ordinary Shares (excluding (i) 8,485,046 Class A Ordinary Shares issued and reserved for the purpose of the Issuer’s employee share holding platform, all shareholder rights attaching to which shares have been waived by the holder thereof, and (ii) the Issuer’s repurchase of 13,118,605 Class A Ordinary Shares in the form of American depositary shares (“ADSs”)) and 206,100,000 Class B ordinary shares, par value of $0.0001 per share, of the Issuer (“Class B Ordinary Shares”) outstanding as of December 31, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)         Includes (i) 60,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement and (iii) 402,842 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai.

(3)         Includes (i) 60,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement and (iii) 402,842 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai.

Item 5.                                 Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.                                 Identification and Classification of Members of the Group:

Not applicable

Item 9.                                 Notice of Dissolution of Group:

Not applicable

Item 10.                          Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement, dated February 13, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Jianfa Lai

/s/ Jianfa Lai

Zto Ljf Holding Limited

By:	/s/ Jianfa Lai
Name:	Jianfa Lai
Title:	Director

[Signature Page to Schedule 13G/A]